 Exhibit (a)(1)(vi)
March 24, 2026
Ares Strategic Income Fund
1Q26 Tender Update
Dear Shareholders,
The Ares Strategic Income Fund (“ASIF” or the “Fund”) is designed to provide investors with access to consistent and durable current income, a yield premium relative to public markets, and downside protection across market environments.1
We believe ASIF has delivered performance consistent with these goals since inception. Through January 31, 2026, the Fund generated an annualized inception-to-date total return of 10.6% for Class I Common Shares,2 which is one of the highest inception-to-date returns relative to the Fund’s non-traded business development company peers.3 The Fund has paid distributions for Class I common shares at an annualized rate of 9.43% based on net asset value (“NAV”)4 and the Fund’s Board of Trustees has approved distributions consistent with prior periods through June 2026, reflecting continued confidence in the portfolio’s earnings power.
We believe ASIF’s intentionally designed liquidity framework is foundational to delivering these outcomes. The Fund has offered and intends to continue to offer quarterly share repurchases of up to 5% of common shares outstanding, aligning investor liquidity with the longer-duration nature of direct loans.5 For the first quarter of 2026, repurchase requests totaled 11.6% of common shares outstanding as of January 31, 2026, exceeding the Fund’s 5% framework. Notably, the majority of repurchase requests were made by a limited number of family offices and smaller institutions in select geographies who represent less than 1% of our over 20,000 shareholders. Consistent with the Fund’s design, ASIF intends to fulfill repurchase requests for 5% of common shares outstanding, or $524.5 million.6 As outlined in the Fund’s prospectus, unfulfilled repurchase requests do not carry forward automatically but may be resubmitted in future periods.
We have made this decision, as with all capital allocation decisions, aligned with what we believe are the best interests of the Fund and all of our stakeholders, including the overwhelming majority of shareholders who remain invested as well as our lenders and bondholders. Since inception, ASIF has grown its capital base thoughtfully, balancing investor inflows with the forward investment opportunity set and thoughtful portfolio construction. Importantly, the Fund maintains significant liquidity, including approximately $5 billion of undrawn capacity across committed debt facilities as well as repayments from existing investments, strong monthly inflows and a performing liquid credit sleeve.7 This disciplined approach has enabled us to maintain underwriting standards, preserve the integrity of the portfolio and avoid diluting returns.
Drawing on over two decades of experience investing through multiple cycles, we believe periods of market dislocation have historically created some of the most attractive opportunities in direct lending, in certain cases, such as during the COVID pandemic, driving nearly 300 basis points of incremental return.8 We believe the current environment is increasingly supportive of managers that have flexible and scaled capital, extensive direct origination capabilities, robust diligence processes and experienced portfolio management teams. ASIF is well positioned to capitalize on these advantages while continuing to provide liquidity within its stated parameters.
We are operating from a position of strength. The Fund has grown to $22.7 billion in total assets across 854 portfolio companies, with an average position size of 0.1%.9 As of December 31, 2025, substantially all ASIF portfolio companies performed in line with or exceeded underwriting expectations, with zero loans on non-accrual status,10 and organic year-over-year EBITDA growth of 14%.11 We believe these metrics underscore the durability and quality of the portfolio we have built over the last three years.
Looking ahead, we remain confident in ASIF’s ability to continue delivering attractive risk-adjusted returns. Ares’ leading global credit platform, combined with, Ares’ U.S. Direct Lending’s 0.01% average annualized realized loss rate on senior investments since 2004, all underscore our disciplined approach to underwriting and risk management.12 We believe scale, experience and certainty of execution will continue to differentiate leading direct lending managers in the current market.
We thank you for your continued trust and partnership and remain confident in our ability to deliver value to our shareholders.
Sincerely,
Ares Strategic Income Fund

References to “risk mitigation,” “downside protection” or similar language are not guarantees against loss of investment capital or value.

Inception date for Class I common shares is December 5, 2022 and August 1, 2023 for Class S common shares and Class D common shares. Annualized inception-to-date total return through January 31, 2026 is 9.92% for Class I common shares with Upfront Placement Fees and Brokerage Commissions, 9.85% for Class D common shares, 8.97% for Class D common shares with Upfront Placement Fees and Brokerage Commissions, 9.20% for Class S common shares, and 7.66% for Class S common shares with Upfront Placement Fees and Brokerage Commissions. Total return is calculated as the change in monthly NAV per share during the period plus distributions per share (assuming any distributions, net of distribution and/or shareholder servicing fees, are reinvested in accordance with the Fund’s distribution reinvestment plan) divided by the beginning NAV per share, which is calculated after the deduction of ongoing expenses that are borne by investors, such as management fees, incentive fees, distribution and/or shareholder fees, interest expense, offering costs, professional fees, trustee fees and other general and administrative expenses. Inception-to-date figures use the initial offering price of $25.00 per share as the beginning NAV. There can be no assurance that ASIF will achieve its investment objective or avoid substantial losses. The information presented is for a limited amount of time and is not representative of the long-term performance of the Fund. Total return and annualized distribution rates for the Fund’s other classes of common shares are lower than those presented with respect to Class I common shares, due to differing fees and commissions.

3
As of January 31, 2026, measured by comparing the ITD return of the Class I common shares reported in SEC filings made by the ten largest non-traded BDC peers as identified by assets under management data reported by Robert A. Stanger & Company, Inc.

4
The annualized distribution rate since inception is 8.58% for Class S common shares and 9.18% for Class D common shares.

5
Quarterly repurchases are expected but not guaranteed. The Fund’s board of trustees may amend, suspend or terminate these share repurchases in its discretion if it deems such action to be in the best interest of shareholders.

6
The final aggregate repurchase amount is calculated as the NAV of the total amount of Common Shares tendered by shareholders, less the early repurchase deduction, as applicable.

7
As of February 28, 2026.

8
Returns calculated as annualized average change in net asset value of Ares Capital Corporation, a publicly traded business development company managed by affiliates of Ares Management, since inception on October 6, 2004 through December 31, 2025. Period of volatility measured as annualized average change in net asset value of Ares Capital Corporation during COVID or March 31, 2020 through December 31, 2021. There can be no assurances that ASIF will realize similar returns.

9
In each case as of January 31, 2026. Average position size is determined by the average of the amortized cost divided by total portfolio at amortized cost for each portfolio company. Diversification does not assure profit or protect against market loss.

10
Loans are generally placed on non-accrual status when principal or interest payments are past due 30 days or more or where there is reasonable doubt that principal or interest will be collected in full.

11
EBITDA is a non-GAAP financial measure. For a particular portfolio company, EBITDA is typically defined as net income before net interest expense, income tax expense, depreciation and amortization. EBITDA amounts are estimated from the most recent portfolio company financial statements, have not been independently verified by the investment adviser or the Fund, and may reflect a normalized or adjusted amount. Excluded from the data above is information in respect of the following: (i) portfolio companies that do not report EBITDA and (ii) portfolio companies with negative or de minimis EBITDA. Accordingly, neither the investment adviser nor the Fund makes any representation or warranty in respect of this information.

Average annualized realized loss rate is defined as total gains/(losses) on assets with a payment default as a % of total invested capital since inception, divided by number of years since inception, for Ares U.S. Direct Lending Senior investments. An investment that has experienced a payment default is placed on non-accrual unless a waiver or amendment related to such default has been granted. The average annualized realized loss rate of 0.01% includes all senior secured debt investments of the U.S. Direct Lending Team from October 8, 2004 through June 30, 2025 (excluding venture investments, oil & gas investments, private asset backed securities, investments warehoused or held for seasoning and syndication purposes (including investments held for less than 30 days and other investments determined to be temporarily held by Ares in conjunction with syndication processes)).
Forward-Looking Statement Disclosure
This letter may contain words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” “estimates,” “will,” “should,” “could,” “would,” “likely,” “may” and similar expressions to identify forward-looking statements, although not all forward-looking statements include these words. You should not place undue reliance on these forward-looking statements, which are based on information available to the Fund as of the date of this letter. Except as required by the federal securities laws, the Fund undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements in this letter are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The Fund’s actual results and condition could differ materially from those implied or expressed in the forward-looking statements or from the Fund’s historical performance for any reason, including the factors set forth in “Summary of Risk Factors” and the other information included in this content and in the Fund’s prospectus, as amended or supplemented from time to time, including the documents incorporated by reference therein.
Additional Important Disclosures
Past performance is not a guarantee of future results.   An investment in the Fund involves a high degree of risk and therefore should only be undertaken by qualified investors whose financial resources are sufficient to enable them to assume these risks and to bear the loss of all or part of their investment. The Fund and Ares do not guarantee any level of return or risk on investments and there can be no assurance that the Fund’s investment objective will be achieved. This letter shall not constitute an offer to sell or a solicitation of an offer to buy any security, the offer and/or sale of which can only be made by definitive offering documentation.